Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

December 4, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Bitcoin ETF
File No. 333-260235

Dear Ms. Bednarowski and Mr. Dobbie:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Bitcoin ETF (formerly Bitwise Bitcoin ETP Trust) (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 25, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response to Comment 1

The Trust’s fact sheet has been provided to the Staff under separate cover.

Comment 2 – General

Please describe the AML, KYC and any other procedures conducted by the Trust or Sponsor to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant or Custodian may not know a counter-party, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.

Charlotte     Chicago     New York     Salt Lake City     San Francisco     Washington, DC

December 1, 2023

Response to Comment 2

The Sponsor maintains a process for approving and monitoring bitcoin trading counterparties, which is overseen by the Bitwise Portfolio Oversight Committee, which is responsible for investment activities and related risk, as well as counterparty risk. All bitcoin trading counterparties must be approved by the Bitwise Portfolio Oversight Committee before the Sponsor, on behalf of the Trust, will engage in transactions with the entity. The Bitwise Portfolio Oversight Committee continuously reviews all approved bitcoin trading counterparties at its quarterly meetings and will reject the approval of any previously approved bitcoin trading counterparty if new information arises regarding the entity that puts the appropriateness of that entity as an approved bitcoin trading counterparty in doubt.

In considering which bitcoin trading counterparties to approve, the Bitwise Portfolio Oversight Committee has instituted rigorous policies and procedures that include, but are not limited to, (i) a review of all sanctioned entities, including but not limited to, the various categories of sanctioned persons and entities identified by the Office of Foreign Assets Control; (ii) a review of all publicly available information regarding the entity, including a review of all information that has been filed pursuant to the requirements of U.S. or non-U.S. regulators, with a particular emphasis on the identity of the entity’s owners, disclosure events and reports of disciplinary action; and (iii) a review of the entity’s policies and procedures regarding various topics, including, but not limited to, anti-money laundering and “know-your-customer” requirements, trade surveillance, auditing and testing and cybersecurity capabilities.

In addition, the Bitcoin Custodian has adopted and implemented an anti-money laundering and sanctions compliance program, which provides additional protections to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, the Bitcoin Custodian performs Know-Your-Transaction (“KYT”) screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Bitcoin Custodian’s KYT program, any bitcoin that is delivered to the Trust’s custody account will undergo screening to ensure that the origins of that bitcoin are not illicit.

December 1, 2023

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure (emphasis added):

Anonymity and illicit financing risk.

Although transaction details of peer-to-peer transactions are recorded on the Bitcoin blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Bitcoin network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump and dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset was used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset exchanges. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in the Shares. If the Trust or the Sponsor were to transact with a sanctioned entity, the Trust or the Sponsor would be at risk of potential criminal or civil lawsuits or liability.

The Trust takes measures with the objective of reducing illicit financing risks in connection with the Trust’s activities. However, illicit financing risks are present in the digital asset markets, including markets for bitcoin. There can be no assurance that the measures employed by the Trust will prove successful in reducing illicit financing risks, and the Trust is subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, the Trust, the Sponsor or their affiliates could face civil or criminal liability, fines, penalties, or other punishments, be subject to investigation, have their assets frozen, lose access to banking services or services provided by other service providers, or suffer disruptions to their operations, any of which could negatively affect the Trust’s ability to operate or cause losses in value of the Shares.

The Sponsor and the Trust have adopted and implemented policies and procedures that are designed to ensure that they do not violate applicable AML and sanctions laws and regulations and to comply with any applicable KYC laws and regulations. The Sponsor and the Trust will only interact with known third party service providers with respect to whom it has engaged in a due diligence process to ensure a thorough KYC process, such as the Authorized Participants and the Bitcoin Custodian. Authorized Participants, as broker-dealers, and the Bitcoin Custodian, as a limited purpose trust company subject to New York Banking Law, are subject to the U.S. Bank Secrecy Act (as amended) (“BSA”) and U.S. economic sanctions laws.

December 1, 2023

In addition, the Trust will only accept creations and redemption requests from regulated Authorized Participants who themselves are subject to applicable sanctions and anti-money laundering laws and have compliance programs that are designed to ensure compliance with those laws.

The Bitcoin Custodian has adopted and implemented an anti-money laundering and sanctions compliance program, which provides additional protections to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, the Bitcoin Custodian performs Know-Your-Transaction (“KYT”) screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Bitcoin Custodian’s KYT program, any bitcoin that is delivered to the Trust’s custody account will undergo screening to ensure that the origins of that bitcoin are not illicit.

There is no guarantee that such procedures will always be effective. If the Authorized Participants have inadequate policies, procedures and controls for complying with applicable anti-money laundering and applicable sanctions laws or the Trust’s diligence is ineffective, violations of such laws could result, which could result in regulatory liability for the Trust, the Sponsor, or their affiliates under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Bitcoin Custodian. Any of the foregoing could result in losses to the Shareholders or negatively affect the Trust’s ability to operate.

December 1, 2023

Comment 3 – General

Please revise your disclosure to provide consistent use of terminology throughout. For example purposes only, if you intend for the following terms to have different meanings, please revise to disclose or, to the extent you use the following terms interchangeably, please revise to use one term: (i) “Constituent Platforms” and “Constituent Exchanges” (ii) “CME CF Cryptocurrency Pricing Products Oversight Committee” and “CME Oversight Committee” and (iii) “CME CF Reference Rate” and “BRRNY” and (iv) “Sponsor’s management fee” and “Sponsor’s Fee.”

Response to Comment 3

The Registration Statement has been revised in accordance with the Staff’s comment.

Comment 4 – Cover Page

Please revise your disclosure here to identify the initial Authorized Participant as an underwriter, disclose the initial price per Share, and disclose the termination date of the offering, if any.

Response to Comment 4

Pursuant to the Staff’s comment, the Sponsor, on behalf of the Trust, represents that in a future amendment to the Registration Statement, disclosure regarding the initial price per Shares will be included.

However, the Sponsor respectfully declines to identify the Authorized Participant as an underwriter of the Shares. A determination of whether a particular market purchaser is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case. The Sponsor believes that a statement identifying the initial Authorized Participant is not required by the Form S-1 requirements and therefore the Sponsor does not anticipate making such disclosure. The Sponsor refers the Staff to the section of the Registration Statement entitled “Plan of Distribution – Authorized Participants” which discloses the circumstances under which an Authorized Participant or dealer may be deemed an underwriter and the implications to Shareholders of such designation.

Comment 5 – Statement Regarding Forward-Looking Statements

We note your disclosure that “[t]his prospectus contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and within the Private Securities Litigation Reform Act of 1995.” Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either remove any reference to the Private Securities Litigation Reform Act or clarify that the safe harbor does not apply to this offering.

December 1, 2023

Response to Comment 5

Pursuant to the Staff’s comment, the first paragraph of the referenced disclosure has been revised as set forth below:

This Prospectus includes “forward-looking statements” that generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this Prospectus that address activities, events, or developments that will or may occur in the future, including such matters as movements in the digital asset markets, the Trust’s operations, the Sponsor’s plans, and references to the Trust’s future success and other similar matters, are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor has made based on its perception of historical trends, current conditions, and expected future developments, as well as other factors appropriate in the circumstances.

Comment 6 – Prospectus Summary

Please revise to disclose whether the Trust is a passive or active investment vehicle and that Shareholders do not have voting rights.

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure has been added to the Registration Statement:

The Trust is passively managed and does not pursue active management investment strategies, and the Sponsor does not actively manage the bitcoin held by the Trust. This means that the Sponsor does not sell bitcoin at times when its price is high or acquire bitcoin at low prices in the expectation of future price increases. It also means that the Sponsor does not make use of any of the hedging techniques available to professional bitcoin investors to attempt to reduce the risks of losses resulting from price decreases.

December 1, 2023

Additionally, the section of the Registration Statement entitled “Risk Factors” has been revised to include the following disclosure:

The Trust is a passive investment vehicle. The Trust is not actively managed and will be affected by a general decline in the price of bitcoin.

The Sponsor does not actively manage the bitcoin held by the Trust. This means that the Sponsor does not sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. It also means that the Sponsor does not make use of any of the hedging techniques available to professional bitcoin investors to attempt to reduce the risks of losses resulting from price decreases. Any losses sustained by the Trust will adversely affect the value of the Shares.

Disclosure regarding Shareholders lack of voting rights is included in the sections of the Registration Statement entitled “Risk Factors – Shareholders do not have the rights enjoyed by investors in certain other vehicles and may be adversely affected by a lack of statutory rights and by limited voting and distribution rights” and “Management; Voting By Shareholders.”

Comment 7 – The Trust’s Fees and Expenses

We note your disclosure that the “Sponsor’s management fee is based on a percentage of the adjusted NAV of the Trust” and that the Sponsor’s Fee is paid in bitcoin. Please disclose how the value of the bitcoin for the Sponsor’s Fee is determined, including how the NAV of the Trust is adjusted. In addition, please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin for costs not included in the Sponsor’s Fee. Also disclose whether any of the Trust’s expenses payable by the Sponsor from the Sponsor’s Fee are capped.

December 1, 2023

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Trust will pay the unitary Sponsor Fee of 0.__% per annum of the Trust’s bitcoin holdings. The Sponsor Fee is paid by the Trust to the Sponsor as compensation for services performed under the Trust Agreement and Sponsor Agreement. The Sponsor Fee will accrue daily and will be payable in bitcoin monthly in arrears. The Administrator will calculate the Sponsor Fee on a daily basis by applying a 0.__% annualized rate to the Trust’s total bitcoin holdings, and the amount of bitcoin payable in respect of each daily accrual shall be determined by reference to the BRRNY. The NAV of the Trust is reduced each day by the amount of the Sponsor Fee calculated each day. On or about the last day of each month, an amount of bitcoin will be transferred from the Trust Bitcoin Account to the Sponsor Bitcoin Account equal to the sum of all daily Sponsor Fees accrued for the month in U.S. dollars divided by the BRRNY on the last day of the month. The Trust is not responsible for paying any fees or costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin for costs not included in the Sponsor Fee.

Comment 8 – Custody of the Trust’s Assets

Please revise your disclosure here to provide quantitative information regarding the portion of the Trust’s private keys that are held in cold storage, and revise your disclosure on page 59 to include a more detailed description of the Bitcoin Custodian’s procedures for holding the Trust’s assets and private keys. In this regard, we note your disclosure on pages 5 and 59 that “[t]he Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in “cold storage” or similarly secure technology (the “Cold Vault Balance”), with any remainder of the Vault Balance held as a Hot Vault Balance.” Please revise your disclosure on page 59 to describe the “similarly secure technology.” In addition, we note that the Trust may receive cash or bitcoin from the Authorized Participants and the Bitcoin Trading Counterparty in connection with creations and will give the Authorized Participants and the Bitcoin Trading Counterparty bitcoin or cash in connection with redemptions. Please disclose on page 59 how and when the Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot Vault Balance or from the Hot Vault Balance to the Cold Vault Balance in connection with (i) receiving bitcoin from the Authorized Participants, (ii) receiving bitcoin from the Bitcoin Trading Counterparty, (iii) selling bitcoin to pay the Trust’s expenses and liabilities, (iv) transferring bitcoin to the Authorized Participants or the Bitcoin Trading Counterparty and (v) paying the Sponsor’s fee.

December 1, 2023

Response to Comment 8

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Prospectus Summary – Custody of the Trust’s Assets” on page 5 of the Registration Statement has been revised as set forth below and corresponding disclosure has been included in the section of the Registration Statement entitled “Custody of the Trust’s Assets,” beginning on page 66.

The Trust’s Bitcoin Custodian will maintain custody of all of the Trust’s bitcoin.

The Bitcoin Custodian provides insured safekeeping of digital assets using a multi-layer cold storage security platform designed to provide offline security of the digital assets held by the Bitcoin Custodian. The Bitcoin Custodian has insurance coverage as a subsidiary under its parent company, Coinbase Global, Inc., which procures fidelity (e.g., crime) insurance to protect the organization from risks such as theft of funds. Specifically, the fidelity program provides coverage for the theft of funds held in hot or cold storage. The insurance program is provided by a syndicate of industry-leading insurers. The insurance program does not cover, insure or guarantee the performance of the Trust. The Bitcoin Custodian is not FDIC-insured.

Bitcoin may be held across multiple wallets, any of which will feature the following safety and security measures to be implemented by the Bitcoin Custodian:

Cold Storage: Cold storage in the context of bitcoin means keeping the reserve of bitcoin offline, which is a widely-used security precaution, especially when dealing with large amount of bitcoin. Bitcoin held under custodianship with the Bitcoin Custodian will be kept in high-security, offline, multi-layer cold storage vaults. This means that the private keys, the cryptographic component that allows a user to access bitcoin, are stored offline on hardware that has never been connected to the internet. Storing the private key offline minimizes the risk of the bitcoin being stolen. The Sponsor expects all of the Trust’s assets and private keys will be held in cold storage of the Bitcoin Custodian on an ongoing basis. In connection with creations or redemptions, the Trust will, under most circumstances, process creations and redemptions by transferring bitcoin from its Cold Vault Balance to and/or from the Authorized Participant, as applicable. From time to time, portions of the Trust’s bitcoin temporarily may be held outside of cold storage, including in circumstances in which it is necessary in connection with creations or redemptions of Baskets or to sell bitcoins to pay Trust expenses.

December 1, 2023

Private Keys: All private keys are securely stored using multiple layers of high-quality encryption and in Bitcoin Custodian-owned offline hardware vaults in secure environments. No customers or third parties are given access to the Bitcoin Custodian’s private keys.

Whitelisting: Transactions are only sent to vetted, known addresses. The Bitcoin Custodian’s platform supports pre-approval and test transactions. The Bitcoin Custodian requires authentication when adding or removing addresses for whitelisting. All instructions to initiate a whitelist addition or removal must be submitted via the Coinbase Custody platform. When a whitelist addition or removal request is initiated, the initiating user will be prompted to authenticate their request using a two-factor authentication key. A consensus mechanism on the Coinbase Custody platform dictates how many approvals are required in order for the consensus to be achieved to add or remove a whitelisted address. Only when the consensus is met is the underlying transaction considered officially approved. An account’s roster and user roles are maintained by the Bitcoin Custodian in a separate log, an Authorized User List (“AUL”). Any changes to the account’s roster must be reflected on an updated AUL first and executed by an authorized signatory.

Audit Trails: Audit trails exist for all movement of bitcoin within Bitcoin Custodian-controlled bitcoin wallets and are audited annually for accuracy and completeness by an independent external audit firm.

In addition to the above measures, in accordance with the Bitcoin Custody Agreement, bitcoin held in custody with the Bitcoin Custodian will be segregated from both the proprietary property of the Bitcoin Custodian and the assets of any other customer in accounts that clearly identify the Trust as the owner of the accounts. Therefore, in the event of an insolvency of the Bitcoin Custodian, assets held in the segregated accounts would not become property of the Bitcoin Custodian’s estate and would not be available to satisfy claims of creditors of the Bitcoin Custodian.

December 1, 2023

Comment 9 – Principal Investment Risks of an Investment in the Trust

Please revise your disclosure to provide quantitative information that demonstrates the volatility of the price of bitcoin.

Response to Comment 9

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

Over the past ten years (using data ending November 20, 2023), bitcoin has exhibited a historical annualized volatility of 75.34% and maximum annual price decrease of -83.28%

Comment 10 – Principal Investment Risks of an Investment in the Trust

Your disclosure on page 6 that “[a]ll creations and redemptions will take place in-kind” is inconsistent with your disclosure on page 3 that “[a]n Authorized Participant will deliver, or cause to be delivered, bitcoin or cash to the Trust in exchange for Shares when it purchases Shares, and the Trust will deliver bitcoin or cash to an Authorized Participant, or its designee, when it redeems Shares from the Trust.” Please revise for consistency, or clarify what you mean.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The NAV of the Trust may not always correspond to the market price of its Shares for a number of reasons, including price volatility, trading activity, normal trading hours for the Trust, the calculation methodology of the NAV, and/or the closing of digital asset trading platforms due to fraud, failure, security breaches or otherwise. As a result, Baskets may be created or redeemed at a U.S. dollar value that differs from the market price of the Shares.

December 1, 2023

Comment 11 – Principal Investment Risks of an Investment in the Trust

Please revise here to briefly address the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response to Comment 11

The Sponsor respectfully directs the Staff’s attention to the disclosure set forth in the section entitled “Risk Factors – Risks Associated with Investing in the Trust, set forth below:

The development and commercialization of the Trust is subject to competitive pressures.

The Trust and the Sponsor face competition with respect to the creation of competing products. The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. These competitors may also compete with the Sponsor in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Sponsor’s competitors may commercialize a product involving bitcoin more rapidly, effectively or for a lower fee than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Trust will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Trust, which in turn could cause the Sponsor to dissolve and terminate the Trust. For exchange-traded products similar to the Trust, there have been significant “first-mover” advantages in terms of asset gathering, trading volume and media coverage. In many cases, the first mover in an asset class has been able to maintain these advantages for extended periods.

December 1, 2023

Comment 12– Environmental Concerns Could Slow or Curtail the Supply of Bitcoin

Please briefly address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake.  In addition, please revise here to discuss in greater detail the regulations that states have passed or are currently considering that impact crypto asset mining or include a cross-reference.

Response to Comment 12

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

The Bitcoin network requires significant electricity to mine and it is possible that certain jurisdictions will implement regulations regarding the energy consumption of the Bitcoin network, which could result in a significant reduction in mining activity and adversely affect the security of the Bitcoin network.

In addition to financial regulation, concerns have been raised about the electricity required to secure and maintain the Bitcoin network. The “proof of work” validation mechanism used to verify transactions on the Bitcoin network necessitates that bitcoin miners maintain high levels of computing power, which can require extremely high energy usage. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of energy. Further, in addition to the direct energy costs of performing these calculations, there are indirect costs that impact the Bitcoin network’s total energy consumption, including the costs of cooling the machines that perform these calculations. The availability and cost of electricity will restrict the geographic locations of mining activities. High costs of electricity may incentivize miners to redirect their resources to other validation protocols, such as proof-of-stake blockchains, or abandon their validation activities entirely. A significant decrease in the computational resources dedicated to the Bitcoin network’s validation protocol could reduce the security of the network which may erode bitcoin’s viability as a store of value or means of exchange.

Due to concerns around energy consumption and associated environmental concerns, particularly as such concerns relate to public utilities companies, various countries, states and cities have implemented, or are considering implementing, moratoriums on Bitcoin mining in their jurisdictions. Such moratoriums would impede bitcoin mining and/or bitcoin use more broadly. For example, in November 2022, New York imposed a two-year moratorium on new proof-of-work mining permits at fossil fuel plants in the state and, on May 26, 2021, Iran placed a temporary ban on bitcoin mining in an attempt to decrease energy usage and help alleviate blackouts.

December 1, 2023

Depending on how futures regulations are formulated and applied, such policies could have the potential to negatively affect the price of bitcoin, and, in turn, the value of the Shares. Increased regulation and the corresponding compliance cost of these regulations could additionally result in higher barriers to entry for bitcoin miners, which could increase the concentration of the hash rate, potentially having a negative impact on the price of bitcoin.

Comment 13 – The Prevailing Level of Transaction Fees

Please revise to provide quantitative information regarding the fluctuations of transaction fees of the bitcoin network.

Response to Comment 13

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

Transaction fees on the Bitcoin network have fluctuated over time. Over the past 10 years, using data ending November 20, 2023, the average fee per transaction has been $2.62, while the highest and lowest fee per transaction have been $60.95 and $0.02, respectively. High fees may discourage users from undertaking transactions, thus reducing the attractiveness of the Bitcoin network. Any extended period with high network transaction fees may therefore adversely impact an investment in the Shares.

December 1, 2023

Comment 14 – Risks Associated with the Market for Bitcoin; the Venues Through Which Bitcoin Trades are Relatively New

Please revise to divide this risk factor into separate risk factors with headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the risks related to the lack of regulation of crypto asset exchanges, the risk of fraud and security breaches on crypto asset exchanges, the risk of business failures of crypto asset exchanges, the risk of price manipulation, the risk of front-running and the risk of wash-trading.

Response to Comment 14

Pursuant to the Staff’s comment, the Registration Statement has been revised accordingly.

Comment 15 – Risks Associated with the CME CF Bitcoin Reference Rate - New York Variant and CME Real Time Price; The BRRNY and CME Real Time Price Each Have a Limited History

Please revise to describe the BRRNY’s and CME Real Time Price’s limited history by disclosing when each index was created.

In addition, please clarify here what you mean by your disclosure that the Trust does not “transact in the Shares based on the BRRNY,” as you note that the Trust utilizes the BRRNY for cash creations.

Response to Comment 15

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

The BRRNY, which was introduced on February 28, 2022, is based on materially the same methodology (except calculation time) as the BRR, which was first introduced on November 14, 2016, and is the rate on which bitcoin futures contracts are cash-settled in U.S. dollars at the CME. The BRRNY and the BRR have a limited history and their value is an average composite reference rate calculated using volume-weighted trading price data from the Constituent Platforms. A longer history of actual performance through various economic and market conditions would provide greater and more reliable information for an investor to assess BRRNY’s performance.

December 1, 2023

With respect to the second comment, the referenced disclosure has been removed.

Comment 16 – Risks Associated with Investing in the Trust – The NAV May Not Always Correspond to the Market Price of Bitcoin

We note your disclosure that the NAV of the Trust may not always correspond to the Trust’s bitcoin holdings. Please expand to discuss whether or not slippage is more pronounced in the trading of crypto assets as compared to other asset classes and bitcoin as compared to other crypto assets, how the amount of slippage is calculated, if it can constitute a material percentage, and whether or not you take any steps to limit its impact.

Response to Comment 16

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “Principal Risks – Risks Associated with Investing in the Trust – The NAV May Not Always Correspond to the Market Price of Bitcoin”:

When acquiring bitcoin, it is possible that the Trust will pay a higher price for bitcoin than the value ascribed to bitcoin by the BRRNY, the rate used to calculate the Trust’s NAV. This is known as “slippage.” While transactions in any asset are subject to the risk of slippage, it is possible that transactions in digital assets may be more susceptible. The Trust seeks to minimize the risk of slippage by basing the amount of cash an Authorized Participant is required to deposit to consummate a Purchase Order for Baskets on the price the Trust actually paid for the bitcoin rather than on the value of bitcoin ascribed by the BRRNY. Nonetheless, there can be no guarantee that the Trust will not be negatively affected by slippage from time to time.

Comment 17– Investors May Be Adversely Affected by the Creation or Redemption Orders

Please expand this risk factor to provide a brief description of what is deemed as an “emergency” such that the fulfillment of a creation or redemption is not reasonably practicable. In addition, revise your disclosure in the Suspension or Rejection of Redemption Orders section that begins on page 67 to provide a more detailed description of what is deemed as an “emergency” such that the fulfillment of a creation or redemption is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Trust’s Shareholders.

December 1, 2023

Response to Comment 17

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

The Trust may, in its discretion, suspend the right of creation or redemption or may postpone the redemption or purchase settlement date, for (1) for any period during which the Exchange is closed other than customary weekend or holiday closings, or trading on the Exchange is suspended or restricted, (2) any period during which an emergency exists as a result of which the fulfillment of a purchase order or the redemption distribution is not reasonably practicable (for example, as a result of a significant technical failure, power outage, or network error) or (3) such other period as the Sponsor determines to be necessary for the protection of the Shareholders of the Trust (for example, where acceptance of the total deposit required to create each Basket would have certain adverse tax consequences to the Trust or its Shareholders). In addition, the Trust may reject a redemption order if the order is not in proper form as described in the Authorized Participant Agreement or if the fulfillment of the order might be unlawful. Any such postponement, suspension or rejection could adversely affect a redeeming Authorized Participant. Suspension of creation privileges may adversely impact how the Shares are traded and arbitraged on the secondary market, which could cause them to trade at levels materially different (premiums and discounts) from the fair value of their underlying holdings.

Additionally, the section entitled “Creation and Redemption of Shares – Suspension or Rejection of Redemption Orders” has been revised as set forth below:

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the Exchange is closed other than customary weekend or holiday closings, or trading on the Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of bitcoin is not reasonably practicable (for example, as a result of a significant technical failure, power outage, or network error), or (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders (for example, where acceptance of the total deposit required to create each Basket would have certain adverse tax consequences to the Trust or its Shareholders).

December 1, 2023

Comment 18 – Investors May be Adversely Affected by an Overstatement or Understatement of the NAV

On page 22, you disclose that “[i]n certain circumstances, the Trust’s bitcoin investments may be valued using techniques other than reliance on the price established by the BRRNY.” Please expand this risk factor to briefly discuss when the value of the Trust’s bitcoins will be determined using techniques other than reliance on the price established by the BRRNY. In addition, revise your disclosure in the Trust and Bitcoin Prices section that begins on page 44 to provide a more detailed discussion of the circumstances in which the Trust’s bitcoin investments may be valued using techniques other than reliance on the price established by the BRRNY, and disclose which of the Trust’s service providers may make this determination.

Response to Comment 18

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

If the BRRNY is not available, or if the Sponsor determines, in its sole discretion, that the BRRNY does not reflect an accurate bitcoin price, the Trust’s holdings may be “fair valued” in accordance with the valuation policies approved by the Sponsor. The Sponsor does not anticipate that the need to “fair value” bitcoin will be a common occurrence.

Comment 19 – The Development and Commercialization of the Trust is Subject to Competitive Pressures

We note your disclosure on page 24 that, if the Sponsor is unable to generate “meaningful revenues from the Trust,” it could cause the Sponsor to dissolve and terminate the Trust. Please revise to quantify or otherwise describe what “meaningful revenues” means. Similarly, we note your disclosure on page 30 that “there can be no assurance that the Trust will grow to or maintain an economically viable size, in which case the Sponsor may elect to terminate the Trust, which could result in the liquidation of the Trust’s bitcoin at a time that is disadvantageous to an investor in the Shares.” Please revise to quantify or otherwise describe what “an economically viable size” means.

December 1, 2023

Response to Comment 19

Pursuant to the Staff’s comment, the referenced disclosures have been revised as set forth below:

If the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust, and such shortfalls could impact the Sponsor’s ability to properly invest in robust ongoing operations and controls of the Trust to minimize the risk of operating events, errors, or other forms of losses to the Shareholders. In addition, the Trust may also fail to attract adequate liquidity in the secondary market due to such competition, resulting in a sub-standard number of Authorized Participants willing to make a market in the Shares, which in turn could result in a significant premium or discount in the Shares for extended periods and the Trust’s failure to reflect the performance of the price of bitcoin.

Comment 20 – Tax Risk; The IRS May Disagree with or Seek to Challenge

We note your disclosure that the Sponsor has “delivered the Prospective Abandonment Notices to the Custodian stating that the Trust is irrevocably abandoning, effective immediately prior to settlement of any creation order for the purchase of new Shares or redemption order for the redemption of existing Shares, all Incidental Rights or IR Assets to which it would otherwise be entitled as of such time and with respect to which it has not taken any Affirmative Action at or prior to such time” and that “the Trust has also abandoned Incidental Rights and IR Assets through Affirmative Actions.” Please provide a definition for the term “Affirmative Actions” here.  In addition, please revise your disclosure in the Incidental Rights and IR Assets section on page 53 to disclose if and, if so, how the Sponsor will notify Shareholders if it changes its position of abandoning all Incidental Rights and IR Assets.

Response to Comment 20

Pursuant to the Staff’s comment, the referenced disclosure has been deleted or revised, as applicable, to remove all references to Prospective Abandonment Notices.

December 1, 2023

Comment 21 – Other Risks – Shareholders’ Limited Rights of Legal Recourse Against the Trust

Please expand this risk factor to discuss the insurance policy held by the Bitcoin Custodian so that investors understand the amount to which the insurance policy covers or does not cover the Trust’s bitcoin held by the Bitcoin Custodian.

Response to Comment 21

Pursuant to the Staff’s comment, the Registration Statement has been revised as set forth below:

The Trust is not a banking institution and is not a member of the Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) and, therefore, investments in the Trust are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. Likewise, the Bitcoin Custodian is not a depository institution and is not a member of the FDIC or SIPC and, therefore, the Trust’s assets held with the Bitcoin Custodian are not subject to FDIC or SIPC insurance coverage. In addition, neither the Trust nor the Sponsor insure the Trust’s bitcoins.

The Bitcoin Custodian maintains an annually renewed insurance policy in the amount of $320 million with comprehensive coverage terms and conditions. This insurance policy covers the loss of client assets held in cold storage at the Bitcoin Custodian. This insurance program, which has continuously run since 2013, provides the Bitcoin Custodian and its clients with some of the broadest and deepest insurance coverage in the crypto industry, with coverage designed to be comprehensive, including losses from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

The Bitcoin Custodian has advised the Sponsor that, through its insurance program, it has insurance coverage up to a certain amount that could be used to repay losses of the digital assets it custodies on behalf of its clients, including the Trust’s bitcoin, resulting from theft. However, Shareholders cannot be assured that the Bitcoin Custodian will maintain adequate insurance such that coverage will cover losses with respect to the Trust’s bitcoins, or that sufficient insurance proceeds necessarily will be available to cover the Trust’s losses in full.

December 1, 2023

The Bitcoin Custodian’s insurance covers losses resulting from employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer, but does not cover losses resulting from the Bitcoin Custodian’s insolvency or certain other events. The Bitcoin Custodian’s insurance will not cover losses associated with the value of bitcoin and should not be viewed as insuring against losses caused by the Trust’s operations, performance, management or any of its other activities. For events that are covered by the Bitcoin Custodian’s insurance program, the Trust may be forced to share such insurance proceeds with other clients or customers of the Bitcoin Custodian, which could reduce the amount of such proceeds that are available to the Trust. In addition, the bitcoin insurance market is limited, and the level of insurance maintained by the Bitcoin Custodian may be substantially lower than the assets of the Trust. While the Bitcoin Custodian maintains certain capital reserve requirements depending on the assets under custody, and such capital reserves may provide additional sources of recover in the event of losses, the Trust cannot be assured that the Bitcoin Custodian will maintain capital reserves sufficient to cover actual or potential losses with respect to the Trust’s digital assets.

The Bitcoin Custodian will not be liable for any amount greater than the value of the supported digital assets on deposit in the Trust’s custodial account(s) at the time of the event giving rise to the liability, subject further to the maximum liability limit of $100 million for each cold storage address.

The Shareholders’ recourse against the Sponsor, the Trustee, and the Trust’s other service providers for the services they provide to the Trust, including, without limitation, those relating to the holding of bitcoin or the provision of instructions relating to the movement of bitcoin, is limited. For the avoidance of doubt, neither the Sponsor, the Trustee, nor any of their affiliates, nor any other party has guaranteed the assets or liabilities, or otherwise assumed the liabilities, of the Trust, or the obligations or liabilities of any service provider to the Trust, including, without limitation, the Bitcoin Custodian. Consequently, a loss may be suffered with respect to the Trust’s bitcoin that is not covered by the Bitcoin Custodian’s insurance and for which no person is liable in damages. As a result, the recourse of the Trust or the Shareholders, under applicable law, is limited.

December 1, 2023

Comment 22 – The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate - New York

We note your disclosure on page 45 that “[t]he Sponsor, in its sole discretion, may cause the Trust to price its portfolio based upon an index or standard other than the BRRNY at any time, with prior notice to the Shareholders, if investment conditions change or the Sponsor believes that another index or standard better reflects the price of bitcoin.” Please revise to disclose the criteria the Sponsor will use to determine that another index or standard better aligns with the Trust’s investment objective and strategy.  In addition, please disclose how and when the Shareholders will be notified that the Sponsor has caused the Trust to price its portfolio based on an index or standard other than the BRRNY.

Response to Comment 22

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Sponsor, in its sole discretion, may cause the Trust to price its portfolio based upon an index, benchmark or standard other than the BRRNY at any time, with prior notice to the Shareholders, if investment conditions change or the Sponsor believes that another index, benchmark or standard better aligns with the Trust’s investment objective and strategy. The Sponsor may make this decision for a number of reasons, including, but not limited to, a determination that the BRRNY price of bitcoin differs materially from the global market price of bitcoin and/or that third parties are able to purchase and sell bitcoin on public or private markets not included among the Constituent Exchanges, and such transactions may take place at prices materially higher or lower than the BRRNY price. The Sponsor, however, is under no obligation whatsoever to make such changes in any circumstance. In the event that the Sponsor intends to establish the Trust’s NAV by reference to an index, benchmark or standard other than the BRRNY, it will provide Shareholders with notice in a prospectus supplement and/or through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

December 1, 2023

Comment 23 – The CME CF Bitcoin Reference Rate - New York

Please include a brief description of each of the Constituent Exchanges, including where they are located and how they are licensed and regulated.

Response to Comment 23

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

Coinbase: A U.S.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as a money transmitter in various U.S. states. Subsidiaries operating internationally are further regulated as and e-money provider (Republic of Ireland, Central Bank of Ireland) and Major Payment Institution (Singapore, Monetary Authority of Singapore).

Bitstamp: A U.K.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as money transmitter in various U.S. states. It is also regulated as a Payments Institution within the European Union and is registered as a Crypto Asset business with the UK FCA.

itbit: A U.S.-based exchange that is licensed as a virtual currency business under the NYDFS BitLicense. It is also registered FinCEN as an MSB and is licensed as a money transmitter in various U.S. states.

Kraken: A U.S.-based exchange that is registered as an MSB with FinCEN in various U.S. states, Kraken is registered with the FCA as a Crypto Asset Business and is authorized by the Central Bank of Ireland as a Virtual Asset Service Provider (“VASP”). Kraken also holds a variety of other licenses and regulatory approvals, including from the Canadian Securities Administrators (“CSA”).

December 1, 2023

Gemini: A U.S.-based exchange that is licensed as a virtual currency business under the NYDFS BitLicense. It is also registered with FinCEN as an MSB and is licensed as a money transmitter in various U.S. states. It is also registered with the FCA as a Crypto Asset Business.

LMAX Digital: A Gibraltar based exchange regulated by the Gibraltar Financial Services Commission (‟GFSCˮ) as a DLT provider for execution and custody services. LMAX Digital does not hold a BitLicense and is part of LMAX Group, a U.K-based operator of a FCA regulated Multilateral Trading Facility and Broker-Dealer.

Comment 24 – Contingency Calculation Measures

Please revise your list of contingency provisions on page 46 to clarify the difference between each situation.  For example, if a Relevant Transaction is not available, it is disregarded in the calculation, but, if one or more Relevant Transactions occur but cannot be retrieved, the Constituent Platform is disregarded in the calculation.  Clarify the difference between a situation in which the Relevant Transaction is disregarded and a situation in which the Constituent Platform is disregarded.  In addition, please provide a definition here for the “Calculation Agent.”

Response to Comment 24

The referenced disclosure has been deleted from the Registration Statement.

Comment 25 – Delayed Calculation & Publication

We note your disclosure on page 47 that “[s]hould the Administrator not be able to calculate and publish the BRRNY by 23:59:59 London time on that Calculation Day then the Calculation Failure provisions shall come into effect.” Please revise to disclose the New York time at 23:59:59 London time.  In addition, please revise this sentence and throughout to clarify whether by “Administrator” you are referring to the BRR Administrator or to the Trust’s Administrator.

Response to Comment 25

The referenced disclosure has been deleted from the Registration Statement.

December 1, 2023

Comment 26 – Calculation of NAV

We note your response to prior comment 7. Please address the following with respect to your application of ASC Topic 820:

●	Provide us with your accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.

●	As the trust is expected to primarily transact with the bitcoin markets through the Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.

●	Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35- 36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).

●	Clarify for us whether you anticipate your principal market will be one which you or your Authorized Participant will be able to access and in which you or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.

Response to Comment 26

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

The Trust’s periodic financial statements may not utilize the net asset value of the Trust determined by reference to the Index to the extent the methodology used to calculate the BRRNY is deemed not to be consistent with GAAP. The Trust’s periodic financial statements will be prepared in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) and utilize an exchange-traded price from the Trust’s principal market for bitcoin on the Trust’s financial statement measurement date. The Sponsor will determine in its sole discretion the valuation sources and policies used to prepare the Trust’s financial statements in accordance with GAAP. The Trust intends to engage a third-party vendor to obtain a price from a principal market for bitcoin, which will be determined and designated by such third-party vendor daily based on its consideration of several exchange characteristics, including oversight, and the volume and frequency of trades. Under GAAP, such a price is expected to be deemed a Level 1 input in accordance with the ASC Topic 820 because it is expected to be a quoted price in active markets for identical assets or liabilities.

December 1, 2023

To determine which market is the Trust’s principal market (or in the absence of a principal market, the most advantageous market) for purposes of calculating the Trust’s financial statements, the Trust follows ASC 820-10, which outlines the application of fair value accounting. ASC 820-10 determines fair value to be the price that would be received for bitcoin in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Trust to assume that bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. The Trust may transact through Bitcoin Trading Counterparties, in multiple markets, and its application of ASC 820-10 reflects this fact.  The Trust anticipates that, while multiple venues and types of markets will be available to the Bitcoin Trading Counterparties from whom the Sponsor acquires or disposes of the Trust’s bitcoin, the principal market in each scenario is determined by looking at the market-based level of volume and bitcoin trading activity.  Bitcoin Trading Counterparties, may transact in a Brokered Market, a Dealer Market, Principal-to-Principal Markets and Exchange Markets, each as defined in the FASB ASC Master Glossary.   Based on information reasonably available to the Trust, Exchange Markets have the greatest volume and level of activity for the asset. The Trust therefore looks to accessible Exchange Markets as opposed to the Brokered Market, Dealer Market and Principal-to-Principal Markets to determine its principal market. As a result of the aforementioned analysis, an Exchange Market has been selected as the Trust’s principal market.  The Trust determines its principal market (or in the absence of a principal market the most advantageous market) on a quarterly basis to determine which market is its Principal Market for the purpose of calculating fair value for the creation of quarterly and annual financial statements.

December 1, 2023

The process that the Sponsor has developed for identifying a principal market, as prescribed in ASC 820-10, which outlines the application of fair value accounting.  The process begins by identifying publicly available, well established and reputable bitcoin trading venues (Exchange Markets, as defined in the FASB ASC Master Glossary), which are selected by the Sponsor and its affiliates in their sole discretion.  Those markets include BitFlyer, Binance, Bistamp, Bittrex, Coinbase, itBit, Kraken, Gemini, and LMAX.  The Sponsor then, through a service provider, calculates on each valuation period, the highest volume venue during the 60 minute period prior to 4:00 ET for bitcoin.  The Sponsor then identifies that market as the principal market for bitcoin during that period, and uses the price for bitcoin from that venue at 4:00 ET as the principal market price.

Comment 27 – Calculation of NAV

We note your disclosure on page 51 that the Exchange will calculate an updated ITV every 15 seconds from 9:30 a.m. EST to 4:00 p.m. EST using either the CME Bitcoin Real Time Price or another price of bitcoin derived from updated bids and offers indicative of the spot price of bitcoin.  Please disclose how the Exchange determines whether to use the CME Bitcoin Real Time Price or another price of bitcoin to calculate the ITV.  In addition, please revise to (i) include a description of how the CME Bitcoin Real Time Price is calculated, (ii) disclose the Exchange’s source(s) for updated bids and offers, (iii) disclose how the Exchange determines which bids and offers are “indicative of the spot price of bitcoin,” and (iv) include a description of how the Exchange calculates the price of bitcoin using the updated bids and offers.  Also revise to include a brief definition of the term “CTA/CQ High Speed Lines.”

December 1, 2023

Response to Comment 27

Pursuant to the Staff’s comments, the referenced disclosure has been revised as set forth below:

The ITV will be disseminated on a per Share basis every 15 seconds during regular Exchange core trading session hours of 9:30 a.m. EST to 4:00 p.m. EST. The Exchange will disseminate the ITV value through the facilities of CTA/CQ High Speed Lines that allow for high-speed data transmission. In addition, the ITV will be published on the Exchange’s website and will be available through on-line information services such as Bloomberg and Reuters. The ITV (which is based upon the CME Bitcoin Real Time Price) may differ from the NAV (which is based upon the BRRNY) due to differences in how the CME Bitcoin Real Time Price and BRRNY are calculated. While the BRRNY is calculated as described in the section above entitled “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant,” the CME Bitcoin Real Time Price is calculated in real time, once per second, based on the universe of the currently unmatched limit orders to buy or sell in the BTC/USD pair on the Constituent Exchanges. It therefore seeks to be representative of current bids and offers of market participants to buy or sell bitcoin on the Constituent Exchanges.

Comment 28 – Calculation of NAV

Please clarify how the ITV is calculated from the last trade on each exchange.  In this regard, we note your disclosure that the ITV “draws prices from the last trade on each trading platform.” In addition, please revise to clarify what you mean by your disclosure that “[t]he NAV uses a 30-minute window” as your disclosure elsewhere states that the NAV is calculated by using the BRRNY, which includes Relevant Trades from the Constituent Exchanges that occur from 3:00 p.m. EST to 4:00 p.m. EST.  In addition, please clarify what you mean by your disclosure that the “NAV is based on a price established during the business day in London” as elsewhere you disclose that you use the BRRNY, which “was designed to provide a daily, 4:00 p.m. New York time reference rate of the USD price of one bitcoin that may be used to develop financial products.”

Response to Comment 28

Pursuant to the Staff’s comment, the referenced disclosure has been significantly revised, as set forth above in Response to Comment 27.

December 1, 2023

Comment 29 – Calculation of NAV

You state that the “pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur.” Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Index Price and/or NAV.

Response to Comment 29

The Sponsor has revised the disclosure to clarify which parties are responsible for monitoring/correcting any unusual pricing. Any such monitoring and/or correction of pricing occurs in the window after the Exchange has closed but before the Trust strikes its daily NAV. Accordingly, because any such pricing correction occurs before a NAV is struck, there should be no effect on the published NAV.

Comment 30 – Additional Information About the Trust; The Trust’s Fees and Expenses

We note your disclosure that the “Sponsor, from time to time, may temporarily waive all or a portion of the Sponsor’s Fee at its discretion for a stated period of time.” Please revise to disclose examples of when the Sponsor may waive all or a portion of the Sponsor’s Fee, and disclose whether the Shareholders will be notified and, if so, how.

Response to Comment 30

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Sponsor, from time to time, may temporarily waive all or a portion of the Sponsor’s Fee in its sole discretion. Presently, the Sponsor does not intend to waive any of the Sponsor’s Fee and there are no circumstances under which the Sponsor has determined it will definitely waive the fee.

Comment 31 – Additional Information About the Trust; The Trust’s Fees and Expenses

Please explain how the Trust’s bitcoins will be sold in connection with the termination of the Trust, and clarify whether Shareholders will receive a combination of bitcoin and cash or only cash.  In this regard, we note your disclosure on page 53 that “if the Trust is terminated and liquidated, the Sponsor will distribute to the Shareholders any amounts of the cash proceeds of the liquidation remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor will determine.”

December 1, 2023

Response to Comment 31

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

If the Trust is required to terminate and liquidate, or the Sponsor determines in accordance with the terms of the Trust Agreement that it is appropriate to terminate and liquidate the Trust, the Sponsor will sell the Trust’s bitcoin and will distribute to the Shareholders any amounts of the cash proceeds of the liquidation remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor will determine.

Comment 32 – Additional Information About the Trust; The Trust’s Fees and Expenses

Please expand this section to describe the mechanics of how the Trust’s bitcoin will be exchanged for U.S. dollars to pay the Trust’s expenses and liabilities, including whether the Trustee or the Sponsor will use a third-party or affiliate to assist in the sale of the Trust’s bitcoins, and, if so, disclose any risks or conflicts of interests that may exist in connection with how the Trustee or Sponsor arranges for the sale of the Trust’s bitcoin.

Response to Comment 32

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Administrator and/or the Sponsor will direct the Bitcoin Custodian to transfer bitcoin from the Trust Bitcoin Account, as needed, to pay the Sponsor Fee and any other Trust expenses not assumed by the Sponsor. The Administrator and/or Sponsor or its will endeavor to transfer or exchange the smallest amount of bitcoin needed to pay applicable expenses. The Sponsor, in arranging for payment of additional Trust expenses, may in its discretion direct that the Trust’s bitcoin be exchanged for U.S. dollars. Under such circumstances, the Sponsor will utilize an approved Bitcoin Trading Counterparty (as discussed in the section entitled “Use of Proceeds”) to exchange the Trust’s bitcoin for U.S. dollars.

December 1, 2023

Comment 33 – Amendment

Please revise to disclose how the Sponsor will notify the Shareholders of material amendments to the Trust Agreement.

Response to Comment 33

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

The Trust may notify Shareholders of material amendments to the Trust Agreement on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports.

Comment 34 – Custody of the Trust’s Assets

Please revise your disclosure to include a materially complete discussion of your custody arrangements.  For example, disclose the term and termination provisions of your custody agreement, describe the procedures for moving the Trust’s assets out of cold storage in connection with redemptions, the procedures for moving bitcoin into cold storage in connection with creations, the percentage of the Trust’s private keys held in cold storage, the geographic location of where the Trust’s assets will be stored, the limit on the amount that can be held in each cold storage account, and whether the insurance provider or any other entity will be responsible for verifying the existence of the Trust’s bitcoin.  In this regard, we note that you have provided a summary of your custody procedures on page 5 but you should discuss your custody procedures in greater detail here or include cross-references to where investors can find such disclosure.

Response to Comment 34

Pursuant to the Staff’s comment, the referenced section of the Registration Statement has been revised accordingly.

Comment 35 – Custody of the Trust’s Assets

We note your disclosure on page 59 that “[t]he Bitcoin Custodian has also agreed in the Custody Agreement that it will not, directly or indirectly, lend, pledge, hypothecate or rehypothecate any of the Trust’s bitcoin.” Please disclose whether and under what circumstances the Trust, the Sponsor or any other entity is permitted to lend, pledge, hypothecate or rehypothecate any of the Trust’s bitcoin.

December 1, 2023

Response to Comment 35

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

Neither the Trust, the Sponsor, nor any other entity is permitted to lend, pledge, hypothecate or rehypothecate any of the Trust’s bitcoin.

Comment 36 – Plan of Distribution; Authorized Participants

Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

Response to Comment 36

The Sponsor respectfully declines to include the requested disclosure of Authorized Participants. In nearly all cases we are aware of, the identities of an ETF’s Authorized Participants are not disclosed in the Registration Statement. Further, the Authorized Participants have not consented to be named in the Registration Statement. The Sponsor would welcome the opportunity to discuss in a telephone conversation the Sponsor’s progress is establishing Authorized Participant arrangements.

Comment 37 – Plan of Distribution; Authorized Participants

Please expand your disclosure regarding the mechanics of the creation and redemption transactions, including whether your Authorized Participants and Bitcoin Trading Counterparty will be required to maintain an account with your Custodian, whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin and whether in-kind transactions with the Authorized Participants or bitcoin transactions with the Bitcoin Trading Counterparty will be settled on-chain or off-chain and any risks associated with the settlement process.  In this regard, we note your disclosure on page 63 that the delivery of bitcoin to the Bitcoin Custodian or to an Authorized Participant “may settle on the Bitcoin Network.” Please also describe the specifics of how an Authorized Participant and Bitcoin Trading Counterparty will facilitate the deposit of bitcoin with the Trust, including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Custodian, and whether and under what circumstances the Authorized Participant or Bitcoin Trading Counterparty will utilize an affiliate or third-party to transfer the bitcoin to the Custodian.

December 1, 2023

Response to Comment 37

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Use of Proceeds” has been revised to include the following disclosure:

In connection with receipt of a Purchase Order accepted by the Marketing Agent and Transfer Agent, the Sponsor, on behalf of the Trust, is responsible for acquiring bitcoin from an approved Bitcoin Trading Counterparty in an amount equal to the Basket Amount. The Bitcoin Trading Counterparties with which the Sponsor will engage in bitcoin transactions are unaffiliated third-parties and all transactions will be done on an arms-length basis. There is no contractual relationship between the Trust, the Sponsor or the Bitcoin Trading Counterparty. When seeking to purchase bitcoin on behalf of the Trust, the Sponsor will seek to purchase bitcoin at commercially reasonable price and terms from any of the approved Bitcoin Trading Counterparties. Once agreed upon, the transaction will generally occur on an “over-the-counter” basis. The Bitcoin Trading Counterparty must deposit the required amount of bitcoin by end of day New York time on the business day following the Purchase Order Date prior to any movement of cash from the Cash Custodian or delivery of Shares from the Transfer Agent. Upon receipt of the deposit amount of bitcoin at the Bitcoin Custodian from the Bitcoin Trading Counterparty, the Bitcoin Custodian will notify the Sponsor that the bitcoin has been received. The Sponsor will then notify the Transfer Agent that the bitcoin has been received, and the Transfer Agent will direct DTC to credit the number of Shares ordered to the Authorized Participant’s DTC account and will wire the cash previously sent by the Authorized Participant to the Bitcoin Trading Counterparty to complete settlement of the Purchase Order and the acquisition of the bitcoin by the Trust.

December 1, 2023

In connection with a Redemption Order, Sponsor, on behalf of the Trust, is responsible for selling bitcoin in an amount equal to the Basket Amount. When seeking to sell bitcoin on behalf of the Trust, the Sponsor will seek to sell bitcoin at the most favorable price and terms it can acquire from any of the approved Bitcoin Trading Counterparties. Once agreed upon, the transaction will generally occur on an “over-the-counter” basis. The Bitcoin Custodian will not send the Basket Amount of bitcoin until the Cash Custodian has received the cash from the Bitcoin Trading Counterparty and is instructed by the Sponsor to make such transfer. Once the Bitcoin Trading Counterparty has sent the cash to the Cash Custodian in an agreed upon amount to settle the agreed upon sale of the Basket Amount of bitcoin, the Transfer Agent will notify the Sponsor. The Sponsor will then notify the Bitcoin Custodian to transfer the bitcoin to the Bitcoin Trading Counterparty, and the Transfer Agent will facilitate the Shares in exchange for cash. Once the Authorized Participant has delivered the Shares represented by the Basket to be redeemed to the Trust’s DTC account, the Cash Custodian will wire the requisite amount of cash to the Authorized Participant.

Each Bitcoin Trading Counterparty must be approved by the Sponsor. The Sponsor has instituted a process for approving and monitoring Bitcoin Trading Counterparties, which is overseen by the Bitwise Portfolio Oversight Committee. All bitcoin trading counterparties must be approved by the Bitwise Portfolio Oversight Committee before the Sponsor, on behalf of the Trust, will engage in transactions with the entity. The Bitwise Portfolio Oversight Committee continuously reviews all approved Bitcoin Trading Counterparties at its quarterly meetings and will reject the approval of any previously approved Bitcoin Trading Counterparty if new information arises regarding the entity that puts the appropriateness of that entity as an approved Bitcoin Trading Counterparty in doubt.

Comment 38 – Creation and Redemption of Shares; Cash Creation Procedures

Please revise to disclose the reasons why the Sponsor may choose to limit the number of Shares created pursuant to Cash Purchase Orders and the impact such limitation may have on the Trust’s Shares in the secondary market.

December 1, 2023

Response to Comment 38

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

The Sponsor may choose to limit the number of Shares created pursuant to Purchase Orders when it deems so doing to be in the best interest of Shareholders. It may choose to do so when it believes the market is too volatile to execute a bitcoin transaction, when it believes it may be too expensive to acquire bitcoin, when it believes the price of bitcoin is being inconsistently, irregularly, or discontinuously published from bitcoin trading venues and other data sources, or when it believes other similar circumstances may create a scenario in which accepting Purchase Orders would not be in the best interests of the Shareholders. The Sponsor does not believe that the Trust’s ability to arrive at such a determination will have a significant impact on the Shares in the secondary market because it believes that the ability to create Shares would be reinstated shortly after such determination is made, and any entity desiring to create Shares would be able to do so once the ability to create Shares is reinstated. However, it is possible that such a determination would cause the Shares to trade at premiums or discounts relative to the Trust’s NAV on the secondary market if arbitrageurs believe that there is risk that the creation and redemption process is not available, as this process is a component of keeping the price of the Shares on the secondary market closely aligned to the Trust’s NAV.

Comment 39 – Creation and Redemption of Shares; Cash Creation Procedures

Please revise to identify the Bitcoin Trading Counterparty, describe the approval process of the Bitcoin Trading Counterparty, including any specific criteria for engagement as a Bitcoin Trading Counterparty such as whether the Bitcoin Trading Counterparty may be an affiliate of the Trust and/or Sponsor, and disclose the material terms of any agreement you have with the Bitcoin Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Bitcoin Trading Counterparty to participate in cash orders for creations or redemptions.

December 1, 2023

Response to Comment 39

Pursuant to the Staff’s comment, the following disclosure has been added to the referenced section of the Registration Statement:

There are no obligations on the part of any Bitcoin Trading Counterparty to participate in creations or redemptions of Baskets.

Additionally, the Sponsor, on behalf of the Trust, directs the Staff’s attention to the disclosure that has been added to the Registration Statement as set forth in Response to Comment 37.

Comment 40 – Creation and Redemption of Shares; Cash Creation Procedures

Please disclose whether the Authorized Participants must pay a non-refundable fee in connection with the cash creations and cash redemptions.

Response to Comment 40

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

Authorized Participants must pay the Transfer Agent a non-refundable fee for each order they place to create or redeem one or more Creation Units. The transaction fee may be waived, reduced, increased or otherwise changed by the Sponsor in its sole discretion.

Comment 41 – Conflicts of Interest

Please revise to describe the Sponsor’s policies and procedures to identify the conflicts of interest associated with its principals, officers, directors and employees that are trading bitcoin, bitcoin futures and related contracts or other bitcoin-linked derivatives.

Response to Comment 41

Pursuant to the Staff’s comment, the Registration Statement has been revised to include the following disclosure:

The Sponsor has adopted policies and procedures that identify the conflicts of interest associated with these companies and their principals, officers, directors and employees when and if trading bitcoin, bitcoin futures and related contracts or other bitcoin-linked derivatives. These policies are intended to prevent conflicts of interest occurring where the Sponsor or their principals, officers, directors or employees could give preferential treatment to their own accounts or trade their own accounts ahead of or against the Trust. Pursuant to these policies, all principals, officers, directors and employees of the Sponsor, and their family members, must receive prior written clearance from the Sponsor’s chief compliance officer before entering in a transaction in bitcoin, bitcoin futures or any other bitcoin-linked derivative equal if such transaction exceeds $4,999 in current market value. To the extent any such transaction constitutes a purchase of bitcoin, bitcoin futures or other bitcoin-linked derivative exceeds $4,999 in current market value, the policies require that such bitcoin, bitcoin futures or bitcoin-linked derivative must be held for 60 days before it can be traded or sold.

December 1, 2023

Comment 42 – Governing Law; Consent to Delaware Jurisdiction

We note your disclosure on page 75 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware.  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If so, please also state that there is uncertainty as to whether a court would enforce such provision.  If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

December 1, 2023

Response to Comment 42

Pursuant to the Staff’s comment, the disclosure has been revised to include the following disclosure:

The rights of the Sponsor, the Trust, DTC (as registered owner of the Trust’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware except for causes of action for violation of U.S. federal or state securities laws. The Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware, provided that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Trust.

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Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management

James Audette, Esq., Chapman and Cutler LLP